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                              May 7, 2020

       Vivek Sankaran
       Chief Executive Officer
       Albertsons Companies, Inc.
       250 Parkcenter Blvd.
       Boise, ID 83706

                                                        Re: Albertsons
Companies, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 5, 2020
                                                            File No. 333-236956

       Dear Mr. Sankaran:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2020 letter.

       Amendment No.1 to Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       57

   1. We note your disclosure that as a result of COVID-19 "identical sales increased 47%
                                                        during the first four
weeks of fiscal 2020 (ending March 28, 2020), and increased 21%
                                                        during the second four
weeks of fiscal 2020 (ending April 25, 2020). Identical sales for the first eight weeks
of fiscal 2020 increased 34% compared to the comparable period during fiscal 2019. As
a result, our cash balance as of April 25, 2020 was approximately
                                                        $4.0 billion, which
includes the proceeds from the ABL Borrowing, and our Net Debt as of April 25, 2020 was
approximately $6.7 billion." To contextualize the significance of these percentages for
investors, please consider quantifying identical sales for the first
 Vivek Sankaran
Albertsons Companies, Inc.
May 7, 2020
Page 2
         four and eight weeks of fiscal 2019 and your cash balance and Net Debt for the equivalent period in fiscal 2019. In this regard, we note that you have only provided identical sales,
         Net Debt and cash balances on an annual basis for prior financial periods. As a related matter, please also discuss the impact of COVID-19 on financial statement measures, other than cash balance, to provide additional context for investors. In this regard, a single financial measure, such as cash, may be considered an incomplete picture of your results of operation or financial condition. Please refer to CF Disclosure
Guidance: Topic No. 9
         (March 25, 2020).
       You may contact Jennifer Lopez, at 202-551-3792, or Lilyanna Peyser, at 202-551-
3222, with any questions.



FirstName LastNameVivek Sankaran                                Sincerely,
Comapany NameAlbertsons Companies, Inc.
                                                                Division of
Corporation Finance
May 7, 2020 Page 2                                              Office of Trade
& Services
FirstName LastName